Assisted 4 Living, Inc.

2382 Bartek Place

North Port, FL 34289

October 18, 2018

Attn: Pamela Howell, Special Counsel

Division of Corporation Finance Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Assisted 4 Living, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed October 9, 2018 File No. 333-226979

Ladies and Gentlemen:

Assisted 4 Living, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 16, 2018, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and we respectfully submit the following responses:

Amendment No. 2 to Form S-1 filed October 9, 2018

Description of Securities, page 18

1.	We partially reissue prior comment 6. Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K.

Response:

We have updated this section as requested.

Results of Operations, page 24

2.	We reissue prior comment 8. Please clarify the source of your revenues described in this section.

Response:

We have updated this section as requested.

Pamela Howell

Securities and Exchange Commission

October 18, 2018

Page | 2

Executive Compensation, page 29

3.	We note the disclosure in the related transactions disclosure on page 29 that the company paid $4,500 in management fees to its officers and directors for the year ended November 30, 2017. Please reconcile with the Summary Compensation Table, which only reflects $3,500 in compensation.

Response:

We have updated the Summary Compensation Table on page 29 to reflect compensation of $4,500.

Recent Sales of Unregistered Securities, page II-3

4.	Please address the facts relied upon to make the applicable exemptions including the sophistication of the investors, as requested in prior comment 15.

Response:

We have updated this section as requested.

If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

ASSISTED 4 LIVING, INC.

/s/ Romulus Barr Romulus Barr Chief Executive Officer